OUR MISSION We make financial dreams areality OUR VISION We will be ranked in the top quartile ROA of peer firms by2020 THE VALUES LIVED AND EXPECTED OF ALL AT QCR HOLDINGS,INC. Achievement -We work to win Collaboration -We learn from each other Personal Responsibility -We own it Innovation -We make it better Fulfillment -We havefun To maximize shareholdervalue To reward employees, shareholders, clients and strengthen and serve our communitieslong-term

ON BEHALF OF QCR HOLDINGS, INC., IT IS A PLEASURE TO PRESENT OUR 2017 ANNUAL REPORT.

PAT BAIRD
Chair of the Board

RELATIONSHIP DRIVEN

As a board, we are absolutely dedicated to the relationship driven community banking model for our chosen markets. Local decision making, best in class customer service and offering certain products and services not offered by other community banks is how we distinguish ourselves. We believe the results for 2017 once again show this to be the case and that we have a long-term, sustainable approach to our business that works well for both clients and shareholders.

A Board is tasked with many responsibilities to ensure it is responsive to the interests of investors, regulators and other interested parties. While this Board takes all of these responsibilities seriously, most important to us is making sure we have the right management in place in all levels of the organization. As the Company continues to grow organically and expand into new markets, this will no doubt become more of a challenge. Rest assured that quality of management and development of management for the future will remain a top priority.

Finally, we thank you for being investors and clients, and hope you find our 2017 Annual Report useful and informative.

2017 ANNUAL REPORT 3

4 QCR HOLDINGS,INC. SUMMARYOFFINANCIAL RESULTS 2013-2017 2013 2014 2015 2016 2017 (inthousands) Net interest income $64,105 $69,071 $76,296 $94,517 $116,065 Non-interest income 26,846 21,282 24,364 31,037 30,482 Non-interest expense (65,465) (65,554) (73,192) (81,486) (97,424) Pre-tax pre-provision netincome 25,486 24,799 27,468 44,068 49,123 Provision for loan/leaselosses (5,930) (6,807) (6,871) (7,478) (8,470) Net income beforetaxes 19,556 17,992 20,597 36,590 40,653 Income taxes (4,618) (3,039) (3,669) (8,903) (4,946) Net income attributable to QCR Holdings,Inc. $14,938 $14,953 $16,928 $27,687 $35,707 BOOK VALUE VS. FAIRMARKETVALUE COMMON STOCK (INMILLIONS) FAIR MARKET VALUE BOOKVALUE $600 $300 $0 D E C . 9 3 D E C . 0 3 D E C . 1 3 $800,000 $600,000 $400,000 $200,000 2 0 1 3 * $ 3 0 1 , 2 2 3 2 0 1 4 $ 1 3 0 , 0 0 5 $ 6 8 , 2 4 0 2 0 1 5 2 0 1 6 * * $ 7 0 8 , 7 4 6 2 0 1 7 * * * $ 6 8 0 , 7 2 1 TOTAL METROPOLITAN STATISTICAL AREADEPOSITS (JUNE 30, 2017 INTHOUSANDS) $20,000,000 $15,000,000 $10,000,000 $5,000,000 Population (July 1,2016) 3 8 2 , 2 6 8 2 6 7 , 7 9 9 3 3 9 , 3 7 6 $ 8 , 4 7 9 , 6 0 8 $ 5 , 8 1 5 , 3 7 8 $ 5 , 9 0 7 , 3 1 2 $ 3 , 4 3 1 , 3 2 7 $ 1 7 , 5 6 1 , 1 1 5 Q u a d C i t i e s C e d a r R a p i d s R o c k f o r d C e d a r V a l l e y A n k e n y / D e s M o i n e s 1 7 0 , 0 1 5 6 3 4 , 7 2 5 ASSETGROWTH (INTHOUSANDS) * Includes acquisition of Community NationalBank ** Includes acquisition of Community State Bank *** Includes acquisition of Guaranty Bank &Trust D E C . 1 6 D E C . 1 7

TO OUR SHAREHOLDERS

Be Exceptional. At QCR Holdings, Inc., our employees live by those words every day. For our clients that means Exceptional local service. For our communities that means Exceptional sharing of our time and talents. And, for our shareholders that means delivering Exceptional value. We are pleased to report Exceptional net income of $35.7 million for the year 2017.

After a successful acquisition of Community State Bank of Ankeny (Des Moines, Iowa) in 2016, on October 1, 2017 we completed a strategic in-market acquisition, Guaranty Bank & Trust (Guaranty) in Cedar Rapids, Iowa. QCR Holdings, Inc.'s merger and acquisition experience and dedicated employees helped effectively convert and merge Guaranty's systems into Cedar Rapids Bank & Trust (CRBT) in a very short time of 60 days. We are delighted to welcome the Guaranty clients, employees and shareholders to the QCR Holdings, Inc. family. The addition of three Guaranty branches and their clients enhances our competitive position and now CRBT ranks #2 in deposit market share in the Cedar Rapids metropolitan statistical area (MSA). CRBT's assets grew to $1.3 billion in 2017 and as importantly, the addition of Guaranty increases core deposits while lowering CRBT's average costs of funds.

While a record 252 bank mergers and acquisitions were announced in 2017 and the average deal sizes and premiums rose, QCR Holdings, Inc. continues to be very selective in its strategic approach to acquisitions. Like the Guaranty acquisition, future acquisitions and mergers need to be a strategic fit, be a culture fit, provide value to clients and deliver increased earnings to shareholders.

QCR Holdings, Inc.'s 2017 annual growth of total assets of 23.6% significantly exceeded our peer group's total asset growth of 11.4%. This means QCR Holdings, Inc. increased its assets $681 million to a total of $4 billion. Organic loan and lease growth was an exceptional 15.2% exceeding our 10% to 12% target. Importantly, this growth was primarily funded by a $597 million, or 22% growth in deposits in 2017. Our success in swap fee income and gains on the sale of government guaranteed loans was robust in 2017 delivering $4.3 million of income. As stated in our seven key initiatives, we will continue to focus on strong organic loan and lease growth funded with core deposits.

Serving stable and vibrant markets provides greater opportunities for QCR Holdings, Inc. and its banks to continue organic growth. We believe Community State Bank is uniquely positioned in the Des Moines, Iowa market. According to the Bureau of Labor Statistics, in the first half of 2017, the Des Moines area expanded its job base by 2.41% or over three times the national average, adding 8,700 jobs to its employment ranks. No wonder Forbes Magazine has twice ranked Des Moines as the "Best Place for Business" in America. The Cedar Rapids, Iowa and Quad Cities markets continue to be stable while the Rockford, Illinois market predicts significant job growth over the coming decade.

It will take time to see how the largest tax reform in decades plays out among our clients. However, the biggest impact on businesses is the reduction of the top corporate tax rate from 35% to 21%. The reduction required all companies to re-measure their deferred tax assets and deferred tax liabilities. While many financial institutions announced significant downward earnings adjustments in 2017 with a negative impact on tangible book value, QCR Holdings, Inc. recorded a $2.9 million increase in the value of its net deferred tax asset. We will use the tax savings to continue to support our growth, invest in our employees, strategically invest in technologies to improve our competitive position, and enhance long-term shareholder value.

2017 ANNUAL REPORT 5

CONSOLIDATED EARNINGS (in thousands)

	2013	2014	2015	2016	2017 [3]
Quad City Bank & Trust [1]	$ 10,273	$ 10,451	$ 11,762	$ 15,411	$ 23,794
Cedar Rapids Bank & Trust	6,736	8,006	8,108	12,729	11,143
Rockford Bank & Trust	1,579	1,877	2,189	3,201	2,698
Community State Bank	-	-	-	2,127	7,076
Guaranty Bank & Trust	-	-	-	-	392
Parent Co. & Eliminations [2]	(3,650)	(5,381)	(5,131)	(5,781)	(9,397)
Consolidated Earnings	**$ 14,938**	**$ 14,953**	**$ 16,928**	**$ 27,687**	**$ 35,707**

[1] Includes m2 Lease Funds.

[2] Includes acquisition costs for the acquisition of GB&T in 2017, CSB in 2016, and all acquisition costs net of the bargain purchase gain for the acquisition of CB&T in 2013.

[3] 2017 results include tax reform adjustments

2017 Financial Results

QCR Holdings, Inc. Strategic Advantages

During 2017, we continued to build on the identified niches below that have been enhancing our growth over the last several years. We believe these niches offer variety and diversity to our business model and valuable expertise to our clients. We will continue to invest wisely in our people, products and technology as we look for opportunities of further growth not only in these lines of business but in our core business as well. We will also continue to collaborate and leverage opportunities across our entire Company to maximize shareholder value at every opportunity.

Correspondent Banking Division – The Correspondent Banking Division at Quad City Bank & Trust continues to seize opportunities to deliver exceptional client service to downstream banks in Illinois, Iowa and Wisconsin. During 2017, we were able to increase the total number of banks we serve to 187 and had a total of $261 million in non-interest bearing deposits at year end. In 2017, Quad City Bank & Trust introduced the Correspondent Money Market product which experienced growth of $150 million. Total non-interest bearing and money market deposits were $411 million at the end of 2017 in comparison to $354 million in total deposits at the end of 2016. Our veteran team of bankers provides many layers of expertise in areas such as treasury management, trust and investment services, loans and leases.

Wealth Management Division – The expertise found across our company in our Wealth Management Division is a distinguishable competitive advantage. Our ability to provide clients with a continuum of services is crucial to deepening relationships. With offerings in portfolio management, investment services, trust administration and financial planning, we add non-interest income to our organization. In 2017, assets under management totaled $3.6 billion and our veteran staff added 422 new relationships. The $3.6 billion of assets under management were a combination of an increase in market value, new and expanded relationships and the relationships from the merger of Guaranty Bank & Trust with Cedar Rapids Bank & Trust in the Cedar Rapids, Iowa market.

m2 Lease Funds – m2 Lease Funds, a wholly owned subsidiary of Quad City Bank & Trust, celebrated its 20 year anniversary, and its 12 year anniversary as part of QCR Holdings, Inc. The m2 Lease Funds business model of providing quick and responsive turnarounds in a simple and straight forward manner remains sound. m2 is nationwide and has leasing specialists located in Iowa, Wisconsin, Minnesota, South Carolina, North Carolina, Florida, California, Pennsylvania and Georgia. m2's portfolio had an average yield of 5.29% in 2017 with income growth of 13.25% CAGR since 2006.

6 QCR HOLDINGS, INC.

Results by Entity

Quad City Bank & Trust – Under the leadership of President and CEO, John Anderson, the Company's first subsidiary bank (1994), reported total consolidated assets of $1.5 billion at December 31, 2017. The bank continues to have success in adding new clients to its Correspondent Banking and Wealth Management businesses. Quad City Bank & Trust realized record core net income of $17.1 million for the year ended December 31, 2017, which compares to $15.4 million in 2016. The results for 2017 exclude a $6.7 million tax benefit related to tax reform.

Cedar Rapids Bank & Trust – President and CEO, Larry Helling, one of the founders of Cedar Rapids Bank & Trust (2001), and his team achieved core net income of $13.1 million for the year ended December 31, 2017, which compares to $12.7 million in 2016. The results for 2017 exclude $2.0 million of additional tax expense related to tax reform. The fourth quarter of 2017 in-market acquisition and successful merger of Guaranty into CRBT brought the bank's total assets at December 31, 2017 to $1.3 billion. The addition of Guaranty clients, shareholders and employees enables Cedar Rapids Bank & Trust to continue to grow and to serve all clients with three new convenient banking locations in the metro area.

Rockford Bank & Trust – Led by President and CEO, Tom Budd, Rockford Bank & Trust (2005) reported core net income for 2017 of $3.7 million. The results for 2017 excluded $973 thousand of additional tax expense related to tax reform. By comparison, the bank reported net income of $3.2 million in 2016. Total assets finished the year at $461.7 million as of December 31, 2017.

Community State Bank – In its first full year with the Company, CEO, Ron Nagel led his team at Community State Bank (acquired in 2016) to a record core net income of $7.2 million for the year ended December 31, 2017, which compares to $5.6 million in 2016. The results for 2017 excluded a $678 thousand tax benefit related to tax reform, as well as $753 thousand of one-time conversion costs (post-tax). Total assets for Community State Bank at December 31, 2017 were $670.5 million. As part of an executive succession plan and smooth transition of leadership, the bank welcomed Kurt Gibson as President of the bank in October 2017.

Living the Brand – We continue to believe our people are the key differentiator in each of our markets. As such, one measure of employee performance is utilizing a metric we call "Living the Brand." "Living the Brand" means living our Brand Promise – making sure that each employee's performance is so good that our clients, internal and external, will always experience great relationships, service and advice. It is our hope that by placing daily emphasis on our Brand Promise every client will truly see "People you can bank on®" in everything we do and our shareholders will experience exceptional returns.



DOUGLAS M. HULTQUIST
President and Chief Executive Officer, Co-Founder, QCR Holdings, Inc.



TODD A. GIPPLE
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

STRATEGIES TO CONTINUE DRIVING SHAREHOLDER VALUE

The Company continues to focus on the following seven stated initiatives in an effort to further improve profitability and drive shareholder value:

- Strong organic loan and lease growth to maintain loans and leases to total assets ratio in the range of 73% - 78%
- Grow core deposits to maintain reliance on wholesale funding at less than 15% of assets
- Generate gains on the sale of USDA and SBA loans, and fee income on interest rate swaps, as a significant and consistent component of core revenue
- Grow wealth management net income by 10% annually
- Carefully manage non-interest expense growth
- Maintain asset quality metrics at better than peer levels
- Participate as an acquirer in the consolidation taking place in our industry to further boost ROAA, improve efficiency ratio and increase EPS

DEEPEST THANKS TO OUR FOUNDING BOARD MEMBERS JAMES J. BROWNSON AND RONALD G. PETERSON



JAMES J. BROWNSON



RONALD G. PETERSON

MENTORS • LEADERS • ADVOCATES • FRIENDS

Every exceptional organization begins with a strong foundation, and QCR Holdings, Inc. was extremely fortunate to have the strongest foundation possible. James "Jim" Brownson and Ronald "Ron" Peterson joined the founding charter board, Quad City Bank & Trust (QCBT) in 1993, and served until their recent retirements from both our QCR Holdings, Inc. and QCBT Board of Directors. From its inception, Jim and Ron believed in the "story" and passionately advocated for our community banking model upon every interaction and at every opportunity. With their unparalleled banking, business and entrepreneurial acumens, they served as our rudders from our humble beginnings through our successes of today.

Jim Brownson began as one of the original directors of QCBT in 1993 and served on the Board for 22 years, retiring in May 2015. Jim was elected to QCR Holdings, Inc.'s Board in September 1997. Jim served as the lead independent QCR Holdings, Inc. Director starting in 2003 until being appointed as our first independent Chair of the Board in January 2007. Jim served in that capacity until May 2016, facilitating the best one year transition possible for incoming Chair, Pat Baird. Jim tirelessly served on every committee of the QCR Holdings, Inc. Board and holds a Board record for perfect attendance, all the while successfully leading a legacy family business – W.E. Brownson Company. Throughout Jim's tenure, he made it a point to get to know as many employees as possible and his approachable and fun demeanor melded him to our staff.

Ron Peterson also began as one of the original directors of QCBT in 1993 and was Chair of the Loan Committee until his retirement in May 2017. Ron's expertise and calming influence led QCBT through the recession, leaving an indelible imprint and sage advice for the staff that will carry them through any difficult times to come. Ron was one of the original directors of QCR Holdings, Inc., as he was appointed to the Board in February 1993, serving 24 years until his retirement in May 2017. Throughout most of Ron's Board tenure, Ron was the President and CEO of First State Bank of Illinois. Ron's in-depth knowledge and commitment to local community banking, along with his common sense approach to business and banking, made him a staff favorite.

Jim and Ron, our deepest thanks to both of you.

Thank you for being such an important part of our story, thank you for believing in us, and thank you for always brightening our days with your unending gifts of time and talent.

8 QCR HOLDINGS, INC.

QCR Holdings, Inc.

BOARD OF DIRECTORS



(Left to Right)

Marie Z. Ziegler // Vice Chair of the Board, QCR Holdings, Inc., Retired Executive, Deere & Company

Donna J. Sorensen, J.D. // President, Sorensen Consulting

Mark C. Kilmer // President, The Republic Companies

Patrick S. Baird // Chair of the Board, QCR Holdings, Inc., Retired President and Chief Executive Officer, AEGON USA, LLC

Michael L. Peterson // President and Owner, Peterson Genetics, Inc.

Todd A. Gipple // Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

Larry J. Helling // President and Chief Executive Officer, Cedar Rapids Bank & Trust

Douglas M. Hultquist // President and Chief Executive Officer, Co-Founder, QCR Holdings, Inc.

George T. Ralph III // Owner, GTR Realty Advisors, LLC

John-Paul E. Besong // Retired Executive, Rockwell Collins

Linda K. Neuman // Founder and Principal, Iowa Arbitrators, Associate Justice, Iowa Supreme Court (Retired)

2017 ANNUAL REPORT 9

EXECUTIVE MANAGEMENT TRANSITIONS

We previously announced that Cathie S. Whiteside, Executive Vice President of Corporate Strategy, Human Resources and Branding, retired on December 31, 2017. Ms. Whiteside joined QCR Holdings, Inc. as an officer in 2007. Prior to that, she was Station Manager of KWQC-TV6 and a board member of Quad City Bank & Trust, the largest subsidiary of QCR Holdings, Inc. Ms. Whiteside will continue in a consulting role on a part-time basis.

Cathie has meant a great deal to our entire organization over these past ten years. She came to work every day thinking about how to improve our culture, how to improve our brand and how that should impact our long-term strategy. Her retirement is a big loss for our company but we are pleased that she will now have time to enjoy her family, travel and pursue her favorite pastimes. Cathie is very respected in the Quad Cities community. She has served on numerous key charitable boards and has received a number of awards for her volunteer efforts. QCR Holdings, Inc. is a better company because of Cathie Whiteside.

Anne Howard has been promoted to Senior Vice President, Human Resources Director and will assume Cathie's human resources responsibilities. Anne joined QCR Holdings, Inc. in 2009.

Chris Lindell, previously the CEO of Guaranty Bank, which we acquired in the fourth quarter of 2017, has been named Executive Vice President of Corporate Communications and Investor Relations and Corporate Secretary and will assume many of Cathie's other responsibilities.

Todd Kerska, previously the CFO of Guaranty Bank, has joined us as the Senior Vice President/Senior Operations Officer. We are pleased to retain both Chris and Todd in these key positions. Both were very instrumental in our combination with Guaranty and subsequent integration.

Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.

10 QCR HOLDINGS, INC.

QCR Holdings, Inc.

EXECUTIVE MANAGEMENT TEAM



(Left to Right)

Dana L. Nichols // Executive Vice President, Chief Credit Officer

M. Randolph Westlund // Executive Vice President, Chief Investment Officer

Anne E. Howard // Senior Vice President, Director of Human Resources

Peter J. Benson // Executive Vice President and Chief Legal Officer, QCR Holdings, Inc.

Cathie S. Whiteside // Executive Vice President, Corporate Strategy, Human Resources and Branding

Thomas D. Budd // President and Chief Executive Officer, Rockford Bank & Trust

Cynthia M. Carlson // Executive Vice President, Wealth Management, Quad City Bank & Trust

Todd A. Gipple // Executive Vice President, Chief Operating Officer and Chief Financial Officer

Larry J. Helling // President and Chief Executive Officer, Cedar Rapids Bank & Trust / Executive Vice President, Chief Lending Officer, QCR Holdings, Inc.

Douglas M. Hultquist // President and Chief Executive Officer, Co-Founder

Shawna M. Graham // Senior Vice President, Chief Risk Officer

John R. Oakes // 1st Vice President, Treasurer

John H. Anderson // President and Chief Executive Officer, Quad City Bank & Trust / Executive Vice President, Chief Deposit Officer, QCR Holdings, Inc.

Stacey J. Bentley // President and Chief Executive Officer, Community Bank & Trust

John R. McEvoy // Executive Vice President, Chief Operations Officer and Cashier, Quad City Bank & Trust

Elizabeth A. Grabin // 1st Vice President, Director of Financial Reporting

John A. Rodriguez // Executive Vice President, Deposit Operations and Information Services

Michael J. Wyffels // Senior Vice President, Chief Information Officer

(Not Pictured)

Richard W. Couch // President and Chief Operating Officer, m2 Lease Funds, LLC

John R. Engelbrecht // Chief Executive Officer, m2 Lease Funds, LLC

Ronald M. Nagel // Chief Executive Officer, Community State Bank

2017 ANNUAL REPORT 11

12 QCR HOLDINGS,INC. 422 WEALTH MANAGEMENT RELATIONSHIPS ADDED HELPING DRIVE MORE THAN $3.6 BILLION IN TOTAL ASSETS UNDER MANAGEMENT 17,740 TOTAL COMPANY WIDE VOLUNTEER HOURS 15% INCREASE IN LOANS AND LEASES OVER2016 $21.5million INCREASE (23%) IN NET INTEREST INCOME OVER2016 24% OF TOTAL DEPOSITS ARE NON-INTERESTBEARING $35.7million 2017ANNUAL EARNINGS $3,982,664,773 In Total Assets at December 31,2017 2017 COMPANYHIGHLIGHTS

TOTAL DEPOSITS (in millions)	12.31.15	12.31.16	12.31.17
Non-interest bearing demand deposits	$ 616	$ 797	$ 790
Interest bearing demand deposits	886	1,369	1,856
Time deposits	310	439	516
Brokered deposits	69	64	105
TOTAL DEPOSITS	$ 1,881	$ 2,669	$ 3,267

TOTAL ASSETS (in millions)


12.31.17
$3,983
12.31.16
$3,302
12.31.15
$2,593
$0
$2,500
$5,000

GROSS LOANS/LEASES (in millions)


12.31.17
$2,964
12.31.16
$2,405
12.31.15
$1,798
$1,000
$2,000
$3,000

DEPOSIT MARKET SHARE (JUNE 30, 2017)

Quad Cities	14.2%	Rank #2 of 34
Cedar Rapids *	15.1%	Rank #2 of 40
Rockford	5.9%	Rank #7 of 26
Waterloo / Cedar Falls	3.6%	Rank #11 of 25
Ankeny / Des Moines	3.2%	Rank #8 of 49

* Includes Guaranty Bank & Trust

QCR Holdings, Inc.

Group Operations Management Team

Todd A. Gipple
Executive Vice President,
Chief Operating Officer
and Chief Financial Officer

Beth L. Easterla
Vice President,
Deposit Operations and
Electronic Banking Manager

Kathleen M. Francque
Senior Vice President,
Correspondent Banking and Information Services
Quad City Bank & Trust

Pamela J. Goodwin
Senior Vice President,
Loan Operations Manager

Elizabeth A. Grabin
1st Vice President,
Director of Financial Reporting

Shawna M. Graham
Senior Vice President,
Chief Risk Officer

R. Timothy Harding
Executive Vice President,
Director of Internal Audit

Anne E. Howard
Senior Vice President,
Director of Human Resources

Todd C. Kerska
Senior Vice President,
Senior Operations Officer

John R. McEvoy
Executive Vice President,
Chief Operations Officer and Cashier,
Quad City Bank & Trust

Kathy A. Nichols
Senior Vice President,
Retail Banking and Cashier,
Community State Bank

John R. Oakes
1st Vice President, Treasurer

John A. Rodriguez
Executive Vice President,
Deposit Operations and Information Services

Shellee R. Showalter
Senior Vice President,
Director of Investor Services and Compensation

Michael J. Wyffels
Senior Vice President,
Chief Information Officer

2017 ANNUAL REPORT 13

14 QCR HOLDINGS,INC. JohnAnderson President and Chief Executive Officer, Quad City Bank &Trust EXCEPTIONAL -WHAT DOES THIS WORD INVOKE WHEN YOU SEE IT, OR HEARIT? For the Quad City Bank & Trust team it is the cornerstone to how we approach each interaction with our clients, along with how we serve our community, and ultimately how well we perform as acompany. When defining our mission to make financial dreams a reality, it not only takes an exceptional approach but an exceptional team to drive that mission based on our core values:Collaboration,PersonalResponsibility,Achievement,InnovationandFulfillment. This, in and of itself is a large task, but when you consider our Values and Mission are driven by an exceptional local team who have made being exceptional in all things the ultimate goal and outcome for each interaction, you see local community banking at its finest.

With one exception, the team has met or exceeded our goals and they continue to collaborate on ways to gain momentum.

Over the past 23 years, Quad City Bank & Trust has grown from a de novo institution into a $1.5 billion bank headquartered in Bettendorf, Iowa, a feat unimaginable to many when we opened our doors in January of 1994.

Outside of all of these achievements, and at our core, is the outstanding team of individuals who place client satisfaction, shareholder return, and growing our community, as their main objectives. I am proud to be part of this team of incredibly focused and talented professionals.

In our ever changing world, one consistent truth holds true for the team at Quad City Bank & Trust-make each and every interaction an exceptional experience and our mission simply becomes the outcome we desire to provide.

Here is how our clients describe it.

The term "financial partnership" has become wildly overused. With Quad City Bank & Trust, however, I don't have a financial partnership—I have so much more. Quad City Bank & Trust's relationship with its clients is one of collaboration, one that explores paths and options with me in mind, one that provides support and warns of possible problems, one that will answer the phone, and one that makes things happen. I am backed by real people who are driven to ensure my financial stability. I'll take my Quad City Bank & Trust partnership over an everyday financial partnership any day, any time.

Ernest Riggen
Owner, Fidlar Technologies

2017 ANNUAL REPORT 15

16 QCR HOLDINGS,INC. “Our employee-owned engineering consulting firm has entered a period of rapid expansion and growth. To accomplish our current and future needs and goals, we required a true banking partner. We have found that relationship with Quad City Bank &Trust. From day one, Quad City Bank & Trust built a personal, active and responsive relationship with us, molding their services to fit our needs and completing a seamless transfer of our accounts without draining our resources in the process. Their offi cers and staff invested their time to fully understand our operations and proposed business models, and worked strategically to help us move forward. Their service and guidance have been exceptional, providing us with the tools to meet our current operational needs –as well as the banking instruments required to successfully complete our plans for thefuture. We are proud of our roots in the Quad-Cities, where our firm was founded more than 50 years ago. We have maintained our headquarters here ever since –and plan to do so into the future. Having a partner in Quad City Bank & Trust aligns with our local business tradition, and sets us up for success as we continue our expansionplans.” PaulVanDuyne President and CEO, IMEGCorp. People you can bankon.®

INVESTING IN THE QUAD CITIES AREA

WITH 10,324 EMPLOYEE HOURS VOLUNTEERED IN 2017

DIRECTORS

John H. Anderson
President and Chief Executive Officer,
Quad City Bank & Trust

Mark C. Kilmer
Chair of the Board, Quad City Bank & Trust
President, The Republic Companies

Michael A. Bauer
Retired Executive, Quad City Bank & Trust,
Co-Founder, QCR Holdings, Inc.

Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.

Steven R. Geifman
President and Managing Partner, Geifman | First Equity

Todd A. Gipple
Executive Vice President, Chief Operating Officer
and Chief Financial Officer, QCR Holdings, Inc.

John H. Harris, II
Retired Former President, Star Forms, Inc.
and Isabel Bloom, LLC

Linda K. Neuman
Vice Chair of the Board, Quad City Bank & Trust
Founder and Principal, Iowa Arbitrators
Associate Justice, Iowa Supreme Court (Retired)

Victor J. Quinn
Retired Executive, Quad City Bank & Trust

David J. Steil
Owner, Fidlar Technologies

James D. von Maur
President, Von Maur, Inc.

Marie Z. Ziegler
Retired Executive, Deere & Company

SENIOR MANAGERS

John H. Anderson
President and Chief Executive Officer

Nick W. Anderson
Vice President, Chief Financial Officer

Cynthia M. Carlson
Executive Vice President,
Wealth Management

Jill L. Dubin
Vice President, CRA and
Community Development Officer

Robert M. Eby
Executive Vice President,
Chief Credit Officer

Laura L. Ekizian
Executive Vice President,
Chief Relationship Officer

Kathleen M. Francque
Senior Vice President,
Information services and
Correspondent Banking

Therese K. Gerwe
Senior Vice President,
Treasury Management

Deborah C. Gillum
1st Vice President, Retail Banking

Anne E. Howard
Senior Vice President,
Director of Human Resources

David C. Howell
1st Vice President,
Wealth Management

Thomas B. Fisher-King
1st Vice President,
Retail and Real Estate Operations

Jeffrey M. Lockwood
Executive Vice President,
Chief Lending Officer

Peter J. McAndrews
1st Vice President, Retail,
Real Estate and Consumer Loans

John R. McEvoy
Executive Vice President,
Chief Operations Officer and Cashier

Cathie S. Whiteside
Executive Vice President,
Corporate Strategy,
Human Resources and Branding

Michael J. Wyffels
Senior Vice President,
Chief Information Officer

2017 ANNUAL REPORT 17

18 QCR HOLDINGS,INC. LarryHelling President and Chief Executive Officer, Cedar Rapids Bank &Trust 2017 PROVED TO BE A MILESTONEYEAR FOR CEDAR RAPIDS BANK &TRUST. For the first time in our history, Cedar Rapids Bank & Trust surpassed $1.0 billion in assets during the third quarter; coincidentally, nearly 16 years to the day from when the bank first opened its doors in September 2001. As a result, it positioned CRBT as the second- largest bank in deposit share in the Cedar Rapids market and solidified our ranking as the largest community bank headquartered in LinnCounty.

As I reflect on this significant milestone, there are many factors that played a key role in achieving this: our strong Board of Directors – past and present; our employees doing the "right things" every day; the support and loyalty of our clients and shareholders; and our confidence to take strategic moves along the way.

In addition, we continued to build scale in 2017 with a successful in-market merger of Guaranty Bank & Trust into our charter during the fourth quarter. I am extremely proud of the effort and the vision of our team. This was a huge undertaking that required months of meticulous and thoughtful preparation. Execution of everything from data mapping, system conversion, to staff integration and acquiring additional buildings was key to a successful merger. Guaranty Bank had a proven, 83-year legacy of understanding and serving the customer and community needs. It was a natural fit and our hope is to honor and enhance these traditions as a stronger combined financial institution that will make a lasting impact in our community.

As of December 31, 2017, Cedar Rapids Bank & Trust reported combined assets of $1.3 billion. This increased size helps CRBT compete in an industry where scale matters. It enables us to offer additional products and services, expand our branch network, develop more technologies to meet the growing needs of our clients and gain resources to navigate through the complex regulatory environment.

As we move forward and strive to create a culture of high performance, what will continue to set Cedar Rapids Bank & Trust apart is the diverse set of people that bring their unique talents and skills to work every day. By sharing these distinctive approaches and varied backgrounds, it makes us all better together. That is particularly important as we embrace our new employees from Guaranty Bank. Their new and different backgrounds will help us expand our paradigms. As we continue on our quest to *Be Exceptional*, it will take all of us challenging the status quo and searching for new ways of thinking about the evolving marketplace and the constituencies we serve.

2017 ANNUAL REPORT 19

People you can bank on.®



John Sadler
President, Sadler Power Train

"Thank you, Cedar Rapids Bank & Trust, for all that you do to encourage the success of Sadler Power Train and our business partners.

Cedar Rapids Bank&Trust goes above and beyond to take care of our needs...from Shelly Strellner delivering Visa gifts cards to us that we requested for our customers, within hours of our request; to Tyler Clark's immediate attention when we call him; to Nicole Langerman's quick response to an emailed request for a copy of a check; to Larry Helling making us feel like family when he calls each December, thanking us for our business and checking to see if there is anything else Cedar Rapids Bank&Trust can do for us (a call we greatly appreciate and look forward to).

The team at CRBT is truly an extension of Team Sadler. They help us get tasks done so we can spend time meeting our customers' needs."

20 QCR HOLDINGS, INC.

CEDAR RAPIDS BANK & TRUST

INVESTING IN CEDAR RAPIDS, IOWA

WITH 3,913 EMPLOYEE HOURS VOLUNTEERED IN 2017

DIRECTORS

Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank & Trust

Fred G. Timko
Chair of the Board,
Cedar Rapids Bank & Trust
President, Down to Earth Development, LLC

Donna J. Sorensen, J.D.
President, Sorensen Consulting

Patrick S. Baird
Retired President and Chief Executive Officer,
AEGON USA, LLC

Robert T. Buckley
Chairman and Chief Executive Officer,
Kirk Gross Company

Patrice M. Carroll
Vice Chair of the Board,
Cedar Rapids Bank & Trust
President and Chief Executive Officer,
ImOn Communications

Brent R. Cobb
President, World Class Industries, Inc.

Nancy H. Evans, J.D.
Community Volunteer

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer,
QCR Holdings, Inc.

Hillary L. Hughes, CFA
Director, Prairie Capital Advisors, Inc.

James A. Mudd, II
President and Chief Executive Officer,
Mudd Advertising

Amy L. Reasner J.D.
Shareholder, Lynch Dallas, P.C.

Jason D. Smith
President, TrueNorth Companies

SENIOR MANAGERS

Larry J. Helling
President and Chief Executive Officer

John A. Rodriguez
Executive Vice President, Operations and Cashier

J. Mitchell McElree
Executive Vice President, Managing Director,
Specialty Finance Group

Patricia L. Ellison
Executive Vice President, Chief Credit Officer

Gary M. Becker
Senior Vice President, Commercial Banking

Wayne R. Breckon
Senior Vice President, C&I Manager

Kevin D. Bruns
Senior Vice President, Wealth Management

James D. Klein
Executive Vice President, Chief Lending Officer

Deborah J. Gertsen
Senior Vice President, Trust and Investments

Shelly A. Strellner
Senior Vice President, Private Banking

Timothy J. White
Senior Vice President, Business Development,
Specialty Finance Group

2017 ANNUAL REPORT 21

22 QCR HOLDINGS,INC. StaceyBentley President and Chief Executive Officer, Community Bank &Trust August 18, 2017 marked the 20th anniversary of our presence in the Cedar Valley.What began as a vision in early 1997 has now flourished into a true Community Bank. Over 20 years ago, we contacted a successful community bank for insight on starting a de novo community bank in the Waterloo/Cedar Falls area. We are proud to say that was QCR Holdings, Inc. who we are united withtoday. Our success has always been about genuinely connecting with our clients and building relationships. From the very beginning, we have strived to grow through superior service to our clients and that concept still charts our coursetoday. 20 YEARS…ANDGROWING

Growing the New

The stars aligned for us in 2017 as we have successfully completed a fresh, modern renovation to our downtown Waterloo office complete with first-class technology that will position us well for the future. This renovation was the perfect celebration to commemorate our 20 year anniversary. We couldn't think of a more fitting time for our brand to mirror our progress and launched a sleek, new logo representing the professionalism that equally portrays all of our new enhancements.

Our culture of high expectations for client service and responsiveness is enabled by local decision-making. Our decisions affecting client relationships are made by people who live, work, and are actively involved in serving our communities. We are fortunate to be part of a "Relationship Driven Organization" whose business model provides each QCR Holdings, Inc. entity with the autonomy to tailor value-added solutions to our clients and communities that we serve. With our higher lending capacity and various products and services, we can save you time and money and are able to help you grow.

Growing, and giving back

Our commitment extends beyond our clients and employees. We are proud to be good corporate citizens in the communities we serve through lending, charitable giving, and volunteerism that permeate through the company.

Getting better, not just bigger

Our objective is not simply to get bigger. Our growth is an outcome of doing all the right things for our clients. We strive daily to *Be Exceptional* as our top priority is to constantly get better at how we serve all our stakeholders. By staying true to our business model of building strong relationships with our clients, we learn and understand their hopes, challenges and dreams. We are here to make the financial lives of those who do business with us better. When they succeed, we become exceptional.

2017 ANNUAL REPORT 23

24 QCR HOLDINGS,INC. Jim MuddSr. Mudd Advertising "Community Bank & Trust has always been agreat help to us. For the past 20 years, you have always been available for goodadvice. From our first loan to our last, for five buildings as well as credit lines, we couldn’t have done it without your ideas and assistance. Your people and services have beenoutstanding." People you can bankon.®

COMMUNITY BANK & TRUST
A Division of Cedar Rapids Bank & Trust

INVESTING IN THE CEDAR VALLEY

WITH 1,024 EMPLOYEE HOURS VOLUNTEERED IN 2017

SENIOR MANAGERS

Stacey J. Bentley
President and Chief Executive Officer

Kyle M. Baker
Vice President, Retail Banking

Richard L. Jaacks
Senior Vice President,
Business Development Officer

THANK YOU.

Community Bank & Trust would like to offer a sincere "Thank you". Whether you have been with us from the beginning or at some point, became our champions, you have contributed greatly with your confidence, referrals and suggestions. Your continued support helped propel us to where we are today, 20 years and Growing!

2017 ANNUAL REPORT 25

ROCKFORD BANK & TRUST

Thomas Budd

President and Chief Executive Officer, Rockford Bank & Trust

"Rockford is in our name for a reason!"

Like many communities of our size, Rockford has historically been a city that favors its local businesses. In late 2017, Rockford's largest, locally owned, community bank announced its pending sale to an out of town buyer. The announcement created a flurry of competing claims by the remaining community banks as to who is now the most "local."

For Rockford Bank & Trust, the fact that our community really values local banking is reassuring. Providing financial services to clients that value relationships is synonymous with what most people think of when they want "local" banking, and is consistent with the structure of QCR Holdings, Inc. and Rockford Bank & Trust.

The value of being local in banking is really based on the way clients and the community are served. At the center of RB&T's values is the client experience. We are committed to a structure whereby all aspects of the client relationship are delivered locally. It includes making timely loan decisions, setting local interest rates and product offerings, and problem resolution, all tailored to the specific needs of our clients.

26 QCR HOLDINGS, INC.

One clear indication of a bank's "local" commitment is the extent and quality of its community involvement. RB&T has historically been focused on supporting areas of the community which have the greatest needs and where our involvement can make the greatest impact. For example, the RB&T Financial Scholars program, which provides financial literacy education to six high schools, celebrated its fifth year in 2017.

Also, during 2017, Rockford Bank & Trust focused efforts on supporting the community through involvement in several public/private partnerships. RB&T announced a partnership with the Rockford Park District in the form of a naming rights agreement for the construction of the Rockford Bank & Trust Pavilion, a banquet facility located at Aldeen Golf Course, Rockford's premier golf facility. RB&T's partnership helped bring to fruition a much needed enhancement to one of Rockford's greatest assets.



Rockford Bank & Trust also played a role in the continuing revitalization of downtown Rockford through participation in two projects supporting the explosive growth in tourism. The bank provided funding to a not-for-profit, supported by the City of Rockford, as part of a Historic and New Market Tax credit financing of an indoor city market facility in the center of downtown. RB&T also collaborated with QCR Holdings, Inc.'s Specialty Finance Group and Cedar Rapids Bank & Trust to provide permanent financing for the historic renovation and construction of the downtown Amerock Hotel, arguably one of the highest profile projects in Rockford in decades.

RB&T's commitment to supporting the needs and opportunities of the Rockford area will continue to position RB&T as a leader in community banking.

2017 ANNUAL REPORT 27

People you can bank on.®



Frank Graceffa
Paper Recovery Services

"Since 2008 Rockford Bank & Trust has been committed to the success of Paper Recovery Services growth.

Recently we were looking to purchase a new property for expansion. Karl Swanson at Rockford Bank & Trust made the process effortless. Karl was there with us every step of the way with a complete knowledge of our financial needs. Due to all of his insight and help we were successfully able to find the perfect property for us. Knowing you have a partnership with someone who understands your needs and is watching out for your company's best interest is priceless.

The relationship we have established with Kim, Blythe, Lori, Brian, Karl and everyone at Rockford Bank & Trust over the years has been valuable to us and our success. Thank you to everyone at Rockford Bank & Trust for always being professional yet personal during every one of our interactions. You really do make working with you easy!"

28 QCR HOLDINGS, INC.

ROCKFORD BANK & TRUST

INVESTING IN ROCKFORD, ILLINOIS

WITH 1,283 EMPLOYEE HOURS VOLUNTEERED IN 2017

DIRECTORS

Thomas D. Budd
President and Chief Executive Officer,
Rockford Bank & Trust

George T. Ralph III
Chair of the Board, Rockford Bank & Trust
Owner, GTR Realty Advisors, LLC

Michael A. Bauer
Consultant, Co-Founder of QCR Holdings, Inc.

Charles E. Box
Vice Chair of the Board, Rockford Bank & Trust
Former Chairman, Illinois Commerce Commission
Former Mayor, Rockford, Illinois

Rebecca L. Epperson
President, Chartwell Agency

Todd A. Gipple
Executive Vice President, Chief Operating Officer and
Chief Financial Officer, QCR Holdings, Inc.

Monica B. Glenny, CPA, CMA
Independent Consultant, Mary Kay Cosmetics

James P. Hamilton
President, Milestone RocVale Foundation

Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.

Dana S. Kiley, Jr.
President, CoyleKiley Insurance Agency, Inc.

Robert J. Stenstrom
President, Stenstrom Petroleum Services Group

M. Shawn Way
President and Chief Executive Officer, Milestone, Inc.

SENIOR MANAGERS

Thomas D. Budd
President and Chief Executive Officer

Brian J. DeBenedetto
Senior Vice President and Trust Manager

Lori L. Diaz
Senior Vice President, Treasury Management

James M. Hansberry
Executive Vice President, Wealth Management

Anthony A. Moczynski
Senior Vice President, Chief Credit Officer

Brenda S. Nayonis
Executive Vice President, Operations and Cashier

Karl R. Swanson
Executive Vice President, Chief Lending Officer

2017 ANNUAL REPORT 29

30 QCR HOLDINGS,INC. As stated in last year's annual report, we became part of the QCR Holdings, Inc. family on August 31, 2016. At that time, “We looked for an organization thatidentified with and shared similar values, i.e., our Redefining Simple Principles.” So have the last 16 months lived up to the expectations of our customers, our employees and our shareholders? If you take a look at the financial improvements over this time period, I think we clearly answer that question. RonNagel Chief Executive Officer, Community StateBank

ASSETS

08/31/16 $581.7 million

12/31/16 $600.0 million

12/31/17 $670.5 million

An increase of nearly $90.0 million in the past 16 months

DEPOSITS

08/31/16 $486.3 million

12/31/16 $513.6 million

12/31/17 $570.6 million

An increase of over $80.0 million in the past 16 months

LOANS (as of)

08/31/16 $419.0 million

12/31/16 $429.5 million

12/31/17 $489.1 million

An increase of over $70.0 million in the past 16 months

Being part of the QCR Holdings, Inc. family has helped us reach the next level of financial performance. It is our belief this is just the beginning. In addition to the financial metrics we have established and worked toward, we continue to support and drive our culture of *Redefining Simple* -

- Make it Easy for Customers to do Business with Us
- Make Exceptional Service the Rule – not the Exception
- Be Accountable
- Be Innovative and Embrace Change
- Be a Team Player
- Be Professional

These culture principles continue to be a priority at CSB and blend in well with the QCR Holdings, Inc. culture of *Be Exceptional*.

As we begin 2018, we want to say a special thank you to all of our customers and employees. We are only successful because of these key people and companies. Without these great groups working every day to improve themselves, their businesses and their communities, CSB just wouldn't have been voted the best bank in Ankeny like it has been for the past several years.

2017 ANNUAL REPORT 31

People you can bankon.® 32 QCR HOLDINGS,INC. "We were in search of a new banking partner and CSB was convenient. They have locations close to our business. The staff provided personal service, so we made the move to CSB. That was 15 years ago. Since it is a full service bank, we have benefited from working with their mortgage, financial and banking areas. CSB makes you feel like a true partner and not just anothercustomer. The biggest difference between CSB and other financial institutions is flexibility. They tell you what they can do, not what they can’t do. That is very important to us. We often refer friends and business associates to CSB based on the good experience we have had with the Bank over these manyyears." GaryRuebel President/Owner, ChemorseLtd.

INVESTING IN THE GREATER DES MOINES AREA

WITH 824 EMPLOYEE HOURS VOLUNTEERED IN 2017

DIRECTORS

Larry J. Helling
Chair of the Board, Community State Bank
President and Chief Executive Officer
Cedar Rapids Bank & Trust

Todd A. Gipple
Director, Community State Bank
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

Douglas M. Hultquist
Vice Chair of the Board, Community State Bank
President and Chief Executive Officer, Co-Founder, QCR Holdings, Inc.

Ronald M. Nagel
Chief Executive Officer,
Community State Bank

Kurt A. Gibson
President, Community State Bank

Dana L. Nichols
Director, Community State Bank
Executive Vice President, Chief Credit Officer
QCR Holdings, Inc.

Marie Z. Ziegler
Retired Executive, Deere & Company

John C. Flaugh
Partner, Summit Equity Group

John L. Rapp
President and Chief Executive Officer
Auto-Jet Muffler Corporation

SENIOR MANAGERS

Ronald M. Nagel
Chief Executive Officer

Kurt A. Gibson
President

Jennifer L. Canelos
Senior Vice President, Marketing

Jodi Corcoran
Senior Vice President, Treasury Management

Cade L. Lindaman
Vice President, Mortgage Lending

Kathy A. Nichols
Senior Vice President, Retail Banking/Cashier

Ken R. Wilson
Vice President, Financial Advisor

2017 ANNUAL REPORT 33

John Engelbrecht
Chief Executive Officer,
m2 Lease Funds, LLC

m2 recently celebrated its 20 year anniversary, and 12 years with QCR Holdings, Inc. Today m2 has thousands of leases and is in every state. As an equipment leasing generalist, m2 leases and finances all varieties of equipment. Currently the largest equipment concentrations include manufacturing, technology, marine, food processing, packaging, transportation, bakery and construction.

34 QCR HOLDINGS, INC.

We continue to believe that the m2 business model of providing quick and responsive turnarounds in a simple and straight forward manner remains sound and for us to grow we only need to add more "talent" to our team. Unlike our affiliated bank's goals of increasing market share in their local communities, m2 does business nationwide; m2 doesn't have a local community to call home, so we expanded by adding new employees nationally. We recently increased our footprint by expanding to Georgia, and adding two sales people in California. These producers join employees we already had in Pennsylvania, Florida, Iowa, Wisconsin, Minnesota and South Carolina.

We are optimistic on the economic outlook for 2018; industry and business confidence levels are at the highest levels seen in years. Additionally, with the implementation of the new tax bill, allowing companies to depreciate 100% of the cost of new and used equipment in the year of acquisition, we anticipate increased levels of equipment purchases, many of which will be acquired using leasing or financing. We believe that we will benefit from increasing capital equipment acquisitions.

We are confident that we have the team in place to continue our steady growth and to continue adding substantial returns for the Holding Company for 2018 and beyond.

2017 ANNUAL REPORT 35

People you can bank on.®


MARINE TRAVELIFT
820 MT

YANK Marine (820C Marine Travelift)
Dorchester, New Jersey

"Our Small Shipyard Revitalization Project began more than 12 years ago when we purchased our Dorchester, New Jersey location and we needed the funds to build not only the infrastructure, but to purchase and install a 600 metric ton Marine Travelift.

Beginning in 2008, during the worst financial crisis since the Great Depression, we began to discuss our project with numerous commercial banks in our area. Some were interested, but none of them had the vision to see that there was a real need for this large lift for the entire marine industry on the East Coast.

The few banks that were interested in financing our project offered us terms that were less than favorable. So after years of searching unsuccessfully for financing, Marine Travelift suggested that we talk to m2 Lease Funds.

With the professional guidance and the personalized support from m2, we were able to acquire an 820 metric ton mobile boat hoist, the second largest Marine Travelift in the country, which will allow us to dramatically grow our business and add jobs. This lift arrived, was assembled, and put into operation in November of 2017.

m2 Lease Funds had the vision that no other lending institution in our area possessed. The completion of our Small Shipyard Revitalization Project has been a real game changer for both the military and the commercial vessels working and protecting the entire East Coast of the United States!"

36 QCR HOLDINGS, INC.

INVESTING IN OUR COMMUNITIES

WITH 372 EMPLOYEE HOURS VOLUNTEERED IN 2017

DIRECTORS AND SENIOR MANAGER

John R. Engelbrecht
Chair of the Board, Founder and Chief Executive Officer,
m2 Lease Funds, LLC

John H. Anderson
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Quad City Bank & Trust

Patrick S. Baird
Director, m2 Lease Funds, LLC
Retired President and Chief Executive Officer,
AEGON USA, LLC

Brian L. Besler
Senior Vice President, Administration
m2 Lease Funds, LLC

Richard W. Couch
President and Chief Operating Officer,
m2 Lease Funds, LLC

Michael A. Hatfield
Vice Chair of the Board, m2 Lease Funds, LLC
Retired Senior Vice President and Secretary,
M & I - Marshall & Illsley Corporation

Larry J. Helling
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Cedar Rapids Bank & Trust

Mark R. Hogan
Director, m2 Lease Funds, LLC
Secretary and Chief Executive Officer,
Wisconsin Economic Development Corporation

Douglas M. Hultquist
Director, m2 Lease Funds, LLC
President and Chief Executive Officer
Co-Founder, QCR Holdings, Inc.

Christine D. Kennedy
Chief Financial Officer,
m2 Lease Funds, LLC

Dana L. Nichols
Director, m2 Lease Funds, LLC
Executive Vice President, Chief Credit Officer
QCR Holdings, Inc.

2017 ANNUAL REPORT 37

38 QCR HOLDINGS,INC. Year-End2007-2017 Total Deposits 2007 /2017 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 DECEMBER 31,2007 Total $929.4million Non Interest BearingDemand $165.3 million or18% Interest BearingDemand $347.3 million or37% CDs $363.2 million or39% BrokeredDeposits $53.6 million or6% DECEMBER 31,2017 Total $3,267million Non Interest BearingDemand $789.5 million or24% Interest BearingDemand $1,855.9 million or57% CDs $516.1 million or16% BrokeredDeposits $105.2 million or3% StockPrice Tangible Book Value Per CommonShare $50 $40 $30 $20 $10 $0

Facility Map and Locations

1. QUAD CITY BANK & TRUST

2118 Middle Road, Bettendorf, IA 52722
4500 N Brady Street, Davenport, IA 52806
3551 Seventh Street, Moline, IL 61265
5405 Utica Ridge Road, Davenport, IA 52807
1700 Division Street, Davenport, IA 52804

2. CEDAR RAPIDS BANK & TRUST

500 First Avenue NE, Cedar Rapids, IA 52401
5400 Council Street NE, Cedar Rapids, IA 52402
2711 Bever Ave SE, Cedar Rapids, IA 52403
191 Jacolyn Dr NW, Cedar Rapids, IA 52405
700 25th St, Marion, IA 52302

3. COMMUNITY BANK & TRUST

422 Commercial Street, Waterloo, IA 50701
312 W First Street, Cedar Falls, IA 50613
11 Tower Park Drive, Waterloo, IA 50701

4. ROCKFORD BANK & TRUST

4571 Guilford Road, Rockford, IL 61107
308 W State Street, Rockford, IL 61101

5. m2 LEASE FUNDS

175 N Patrick Boulevard, Suite 140, Brookfield, WI

6. COMMUNITY STATE BANK

817 N Ankeny Boulevard, Ankeny, IA 50023
200 8th Street SE, Altoona, IA 50009
1401 E Euclid Avenue, Des Moines, IA 50316
6175 Merle Hay Road, Johnston, IA 50131
4811 SE 14th Street, Des Moines, IA 50320
902 SE Oralabor Road, Ankeny, IA 50021
3540 E 33rd Street, Des Moines, IA 50317
1025 N Hickory Boulevard, Pleasant Hill, IA 50327
460 SE University Avenue, Waukee, IA 50263
1640 SW White Birch Circle, Ankeny, IA 50023



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3
2
4
6
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2017 ANNUAL REPORT 39

QCR Holdings, Inc. Consolidated Financial Highlights

	As of			
	December 31, 2017		December 31, 2016	
	(dollars in thousands)			
CONDENSED BALANCE SHEET	Amount		Amount	
Cash and due from banks	$	75,722	$	70,570
Federal funds sold and interest-bearing deposits		85,962		86,206
Securities		652,382		574,022
Net loans/leases		2,930,130		2,374,730
Core deposit intangible		9,079		7,381
Goodwill		28,334		13,111
Other assets		201,056		175,924
Total assets	$	**3,982,665**	$	**3,301,944**
Total deposits	$	3,266,655	$	2,669,261
Total borrowings		309,479		290,952
Other liabilities		53,244		55,690
Total stockholders' equity		353,287		286,041
Total liabilities and stockholders' equity	$	**3,982,665**	$	**3,301,944**
ANALYSIS OF LOAN DATA				
Loan/lease mix:				
Commercial and industrial loans	$	1,134,516	$	827,637
Commercial real estate loans		1,303,492		1,093,459
Direct financing leases		141,448		165,419
Residential real estate loans		258,646		229,233
Installment and other consumer loans		118,611		81,666
Deferred loan/lease origination costs, net of fees		7,773		8,073
Total loans/leases	$	**2,964,486**	$	**2,405,487**
Less allowance for estimated losses on loans/leases		34,356		30,757
Net loans/leases	$	**2,930,130**	$	**2,374,730**
ANALYSIS OF SECURITIES DATA				
Securities mix:				
U.S. government sponsored agency securities	$	38,097	$	46,084
Municipal securities		445,049		374,463
Residential mortgage-backed and related securities		163,301		147,702
Other securities		5,935		5,773
Total securities	$	**652,382**	$	**574,022**
ANALYSIS OF DEPOSIT DATA				
Deposit mix:				
Noninterest-bearing demand deposits	$	789,548	$	797,415
Interest-bearing demand deposits		1,855,893		1,369,226
Time deposits		516,058		439,169
Brokered deposits		105,156		63,451
Total deposits	$	**3,266,655**	$	**2,669,261**
ANALYSIS OF BORROWINGS DATA				
Borrowings mix:				
Term FHLB advances	$	56,600	$	63,000
Overnight FHLB advances		135,400		74,500
Wholesale structured repurchase agreements		35,000		45,000
Customer repurchase agreements		7,003		8,132
Federal funds purchased		6,990		31,840
Junior subordinated debentures		37,486		33,480
Other		31,000		35,000
Total borrowings	$	**309,479**	$	**290,952**

40 QCR HOLDINGS, INC.

QCR Holdings, Inc. Consolidated Financial Highlights

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
	(dollars in thousands, except per share data)	
INCOME STATEMENT		
Interest income	$ 135,517	$ 106,468
Interest expense	19,452	11,951
Net interest income	116,065	94,517
Provision for loan/lease losses	8,470	7,478
Net interest income after provision for loan/lease losses	**$ 107,595**	**$ 87,039**
Trust department fees	$ 7,188	$ 6,164
Investment advisory and management fees	3,870	2,993
Deposit service fees	5,919	4,440
Gain on sales of residential real estate loans	409	431
Gain on sales of government guaranteed portions of loans	1,164	3,159
Swap fee income	3,095	1,708
Securities gains, net	(88)	4,592
Earnings on bank-owned life insurance	1,802	1,771
Debit card fees	2,942	1,815
Correspondent banking fees	916	1,050
Other	3,265	2,914
Total noninterest income	**$ 30,482**	**$ 31,037**
Salaries and employee benefits	$ 55,722	$ 46,317
Occupancy and equipment expense	10,938	8,405
Professional and data processing fees	10,757	7,113
Acquisition costs	1,069	1,400
Post-acquisition compensation, transition and integration costs	4,310	1,041
FDIC insurance, other insurance and regulatory fees	2,752	2,549
Loan/lease expense	1,164	662
Net cost of operation of other real estate	2	591
Advertising and marketing	2,625	2,128
Bank service charges	1,771	1,693
Losses on debt extinguishment, net	-	4,578
Correspondent banking expense	807	751
CDI amortization	1,001	443
Other	4,506	3,815
Total noninterest expense	**$ 97,424**	**$ 81,486**
Net income before taxes	**$ 40,653**	**$ 36,590**
Income tax expense	4,946	8,903
Net income	**$ 35,707**	**$ 27,687**
Basic EPS	$ 2.68	$ 2.20
Diluted EPS	$ 2.61	$ 2.17
Weighted average common shares outstanding	13,325,128	12,570,767
Weighted average common and common equivalent shares outstanding	13,680,472	12,766,003

2017 ANNUAL REPORT 41

QCR Holdings, Inc. Consolidated Financial Highlights

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
	(dollars in thousands, except per share data)	
COMMON SHARE DATA		
Common shares outstanding	13,918,168	13,106,845
Book value per common share (1)	$25.38	$21.82
Tangible book value per common share (2)	$22.70	$20.11
Closing stock price	$42.85	$43.30
Market capitalization	$596,393	$567,526
Market price / book value	168.81%	198.41%
Market price / tangible book value	188.81%	215.36%
Earnings per common share (basic) LTM (3)	$2.69	$2.20
Price earnings ratio LTM (3)	15.93 x	19.68 x
TCE / TA (4)	8.01%	8.04%
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		
Beginning balance	$ 286,041	$ 225,886
Net income	35,707	27,687
Other comprehensive income (loss), net of tax	1,093	(336)
Common stock cash dividends declared	(2,665)	(2,036)
Proceeds from issuance of 1,215,000 shares of common stock, net of costs	-	29,829
Proceeds from issuance of 678,670 shares of common stock, net of costs	30,741	-
Other (5)	2,370	5,011
Ending balance	$ 353,287	$ 286,041
REGULATORY CAPITAL RATIOS:		
Total risk-based capital ratio	11.15%	11.56%
Tier 1 risk-based capital ratio	10.14%	10.46%
Tier 1 leverage capital ratio	8.98%	9.10%
Common equity tier 1 ratio	9.10%	9.41%
KEY PERFORMANCE RATIOS AND OTHER METRICS		
Return on average assets (annualized)	1.01%	0.97%
Return on average total equity (annualized)	11.51%	10.56%
Net interest margin	3.50%	3.53%
Net interest margin (TEY) (Non-GAAP)(6) (8)	3.78%	3.75%
Efficiency ratio (Non-GAAP) (8) (9)	66.48%	64.90%
Gross loans and leases / total assets	74.43%	72.85%
Full-time equivalent employees (7)	641	572
AVERAGE BALANCES		
Assets	$ 3,519,848	$ 2,846,699
Loans/leases	2,611,888	2,042,555
Deposits	2,916,576	2,243,624
Total stockholders' equity	310,210	262,075

(1) Includes accumulated other comprehensive income (loss).
(2) Includes accumulated other comprehensive income (loss) and excludes intangible assets.
(3) LTM : Last twelve months.
(4) TCE / TCA : tangible common equity / total tangible assets.
(5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.
(6) TEY : Tax equivalent yield. See GAAP to non-GAAP reconciliations in the Company 10-K.
(7) Full-time equivalent employees increased in 2017 due to the acquisition of Guaranty, as well as the filing of open positions throughout the Company.
(8) See GAAP to Non-GAAP reconciliations in the Company's 10-K.
(9) The efficiency ratio was unusually high in 2017 due to one-time acquisition costs and post-acquisition compensation, transition and integration costs totaling $5.4 million.

42 QCR HOLDINGS, INC.

QCR Holdings, Inc. Consolidated Financial Highlights

ANALYSIS OF NET INTEREST INCOME AND MARGIN

	For the Year Ended					
	December 31, 2017			December 31, 2016		
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost
			(dollars in thousands)			
Fed funds sold	$ 17,577	$ 149	0.85%	$ 15,142	$ 45	0.30%
Interest-bearing deposits at financial institutions	78,842	874	1.11%	70,757	393	0.56%
Securities (1)	590,761	22,460	3.80%	535,912	19,054	3.56%
Restricted investment securities	15,768	631	4.00%	13,993	522	3.73%
Loans (1)	2,611,888	120,618	4.62%	2,042,555	92,475	4.53%
Total earning assets (1)	**$ 3,314,836**	**$ 144,732**	**4.37%**	**$ 2,678,359**	**$ 112,489**	**4.20%**
Interest-bearing deposits	$ 1,622,724	$ 7,992	0.49%	$ 1,092,687	$ 3,843	0.35%
Time deposits	528,834	5,020	0.95%	436,070	2,175	0.50%
Short-term borrowings	22,596	114	0.50%	50,899	94	0.18%
Federal Home Loan Bank advances	120,206	1,981	1.65%	114,797	1,284	1.12%
Junior subordinated debentures	34,030	1,466	4.31%	33,735	1,237	3.67%
Other borrowings	73,394	2,879	3.92%	98,105	3,318	3.38%
Total interest-bearing liabilities	**$ 2,401,784**	**$ 19,452**	**0.81%**	**$ 1,826,293**	**$ 11,951**	**0.65%**
Net interest income / spread (1)		**$ 125,280**	**3.56%**		**$ 100,538**	**3.55%**
Net interest margin			**3.50%**			**3.53%**
Net interest margin (TEY) (Non-GAAP) (1) (2)			**3.78%**			**3.75%**

(1) Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 35% tax rate for each period presented.

(2) TEY: Tax equivalent yield. See GAAP to Non-GAAP reconciliations in the Company's 10-K.

	December 31, 2017	December 31, 2016
	(dollars in thousands)	
ROLLFORWARD OF ALLOWANCE FOR LOAN/LEASE LOSSES		
Beginning balance	$ 30,757	$ 26,141
Provision charged to expense	8,470	7,478
Loans/leases charged off	(5,373)	(3,244)
Recoveries on loans/leases previously charged off	502	382
Ending balance	**$ 34,356**	**$ 30,757**
NONPERFORMING ASSETS (2)		
Nonaccrual loans/leases	$ 11,441	$ 13,919
Accruing loans/leases past due 90 days or more	89	967
Troubled debt restructures - accruing	7,113	6,347
Total nonperforming loans/leases	18,643	21,233
Other real estate owned	13,558	5,523
Other repossessed assets	80	202
Total nonperforming assets	**$ 32,281**	**$ 26,958**
ASSET QUALITY RATIOS		
Nonperforming assets / total assets	0.81%	0.82%
Allowance / total loans/leases (1)	1.16%	1.28%
Allowance / nonperforming loans/leases (1)	184.28%	144.85%

(1) Upon acquisition and per GAAP, acquired loans are recorded at market value which eliminated the allowance and impacts these ratios.

2017 ANNUAL REPORT 43

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the NASDAQ Global Market under the symbol QCRH

QCR HOLDINGS, INC.

COMMON STOCK

Calendar 2017	High	Low
4th Quarter	$ 49.70	$ 41.50
3rd Quarter	50.00	39.85
2nd Quarter	49.80	40.45
1st Quarter	45.00	40.65
Calendar 2016	**High**	**Low**
4th Quarter	$ 44.80	$ 30.31
3rd Quarter	32.19	26.41
2nd Quarter	28.74	22.96
1st Quarter	24.15	18.05

DIVIDEND INFORMATION

Record Date	Payment Date	Amount Per Share
12.15.17	01.04.18	$ .05
09.15.17	10.04.17	$ .05
06.16.17	07.06.17	$ .05
03.17.17	04.05.17	$ .05
12.23.16	01.06.17	$ .04
09.16.16	10.05.16	$ .04
06.17.16	07.06.16	$ .04
03.18.16	04.06.16	$ .04

Annual Meeting of Stockholders

The Annual Meeting of the Stockholders of QCR Holdings, Inc. will be held:

Wednesday, May 23, 2018 at 8:00 am CDT
Quad City Bank & Trust Lobby
3551 Seventh Street
Moline, IL 61265

Annual Report on Form 10-K

Copies of the QCR Holdings, Inc. annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission (SEC), are available to stockholders without charge by accessing our internet site at **www.qcrh.com** or by writing or calling:

Elizabeth A. Grabin
1st Vice President,
Director of Financial Reporting

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7724

The SEC maintains an internet site that contains reports, proxy, and information statements and other information about issuers that file electronically with the SEC. The address of that site is: **www.sec.gov**.

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed to the stock transfer agent and registrar by writing:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Investor Information

Stockholders, investors, and analysts interested in additional information may contact:

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer

QCR Holdings, Inc.
3551 Seventh Street Moline, IL 61265
309.743.7745

Christopher J. Lindell
Executive Vice President, Investor Relations and Corporate Secretary

QCR Holdings, Inc.
500 First Avenue NE, Cedar Rapids, IA 52401
319.743.7006

Independent Registered Public Accounting Firm

RSM US LLP, Davenport, IA

Corporate Counsel

Lane & Waterman LLP, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL

Internet Information

Information on our subsidiaries' history, locations, products and services can be accessed on the internet at:

www.qcbt.com
www.crbt.com
www.communitybt.com
www.rkfdbank.com
www.bankcsb.com
www.m2lease.com

44 QCR HOLDINGS, INC.